



07002143

JITED STATES
.D EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66688

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/06___ AND ENDING ___12/31/06___

MM DD YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stock Sale Compliance LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2202 N. Westshore Blvd.

(No. and Street)

Tampa   **FL**   **33607**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan Spaulding   **(770) 926-9300 ext. 100**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC

(Name · if individual, state last, first, middle name)

2120 Powers Ferry Road, Suite 350   **Atlanta**   **Georgia**   **30339**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 08 2007

**THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __**Bryan Spaulding**__ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__**Stock Sale Compliance LLC**__ , as

of __**December 31**__ ,**2006**, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

SHARON AYALA
Notary Public, State of Florida
My comm. expires Sept. 21, 2009
No. DD474418

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

STOCK SALE COMPLIANCE LLC
Financial Statements
For the Year Ended
December 31, 2006
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members
Stock Sale Compliance LLC

We have audited the accompanying balance sheet of Stock Sale Compliance LLC, as of December 31, 2006 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stock Sale Compliance LLC, as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 5, 2007
Atlanta, Georgia

RUBIO CPA, PC

STOCK SALE COMPLIANCE LLC
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

		2006
Cash and cash equivalents	$	26,793
Office equipment, net of accumulated depreciation of $4,366		4,804
Prepaid expenses		2,460
Total Assets	$	34,057

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Due to related parties	$	7,703
Total Liabilities		7,703
MEMBERS' EQUITY		26,354
Total Liabilities and Members' Equity	$	34,057

The accompanying notes are an integral part of these financial statements.

STOCK SALE COMPLIANCE LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

	2006
REVENUES	
Fees - registered reps	$ 17,200
Interest income	142
Total revenues	17,342
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions	14,500
Communications	3,969
Occupancy	3,531
Other operating expenses	49,379
Total expenses	71,379
NET LOSS	$ (54,037)

The accompanying notes are an integral part of these financial statements.

STOCK SALE COMPLIANCE LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

	2006
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (54,037)
Adjustments to reconcile net loss to net cash used in operations:	
Depreciation	2,726
Decrease in accounts payable	(3,712)
Increase in prepaid expenses	(2,022)
NET CASH USED IN OPERATING ACTIVITIES	(57,045)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(327)
NET CASH USED BY INVESTING ACTIVITIES	(327)
CASH FLOW FROM FINANCING ACTIVITIES:	
Contributions from members	55,000
Increase in due to related party	681
NET CASH PROVIDED BY FINANCING ACTIVITIES	55,681
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,691)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	28,484
End of year	$ 26,793

The accompanying notes are an integral part of these financial statements.

STOCK SALE COMPLIANCE LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2006

Balance, December 31, 2005	$	25,391
Net loss		(54,037)
Capital contributions		55,000
Balance, December 31, 2006	$	26,354

The accompanying notes are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Stock Sale Compliance LLC (the "Company"), a Florida Limited Liability Company, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

The Company provides investment banking and investment advisory services for customers located throughout the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Office Equipment: Office equipment is recorded at cost. Depreciation is provided by use of declining balance methods over the estimated useful lives of the respective assets of five years.

Income Taxes: The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement. The underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $19,074, which was $14,074 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .40 to 1.0.

NOTE C – RELATED PARTIES

The Company's administrative operations are primarily conducted out of facilities provided by the owners at no charge to the Company. The value of any such expense would be immaterial to the financial statements as a whole.

In addition, a related entity has paid other general and administrative expenses of the Company for which it has not yet been reimbursed. The balance due to related party at December 31, 2006 arose from these transactions.

NOTE D – NET LOSS

The Company has a net loss for 2006 of $54,037 which follows a similar loss for 2005. The Company was dependent upon its majority owner for capital contributions for working capital and to meet its net capital requirements. The majority owner has represented that he has the means and the intention to make capital contributions as necessary to ensure the Company's survival until January 1, 2008.

SUPPLEMENTAL INFORMATION

SCHEDULE I
STOCK SALE COMPLIANCE LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2006

NET CAPITAL:

Total members' equity	$ 26,354
Less nonallowable assets:	
Office equipment	(4,804)
Prepaid expenses	(2,460)
	(7,264)
Net capital before haircuts	19,090
Less haircuts	(16)
Net capital	19,074
Minimum net capital required	5,000
Excess net capital	$ 14,074
Aggregate indebtedness	$ 7,703
Net capital based on aggregate indebtedness	$ 513
Ratio of aggregate indebtedness to net capital	.40 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2006

There is no significant difference between net capital as reported in Form X-17A-5 and net
capital stated above.

STOCK SALE COMPLIANCE LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Members
Stock Sale Compliance LLC

In planning and performing our audit of the financial statements of Stock Sale Compliance LLC, for the year ended December 31, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Stock Sale Compliance LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 5, 2007
Atlanta, Georgia

RUBIO CPA, PC

END